Almere, the Netherlands
April 9, 2014

ASM INTERNATIONAL N.V. ANNOUNCES AVAILABILITY OF AGM MATERIALS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announces that the information regarding the Annual General Meeting of Shareholders (AGM) scheduled for May 21, 2014 is now available on the Company’s website, www.asm.com. This information includes the convocation, the full agenda and the US market proxy materials.

The AGM is scheduled to commence at 2:00 pm CET at Hotel Almere, Veluwezoom 45, Almere, the Netherlands.

The total number of outstanding common shares as per April 1, 2014 amounts to 63,544,054 and each common share entitles the holder thereof to cast one vote.

In accordance with applicable legal requirements in the Netherlands the registration date for the AGM is April 23, 2014 as further set out in the convocation for the meeting. The agenda for the AGM includes amongst others the proposal to pay a dividend in cash of € 0.50 per common share, a revision of the Remuneration Policy and the nomination of Messrs. C.D. del Prado and P.A.M. van Bommel for reappointment to the Management Board and Messrs. H.W. Kreutzer and M.C.J. van Pernis for reappointment to the Supervisory Board.

In addition, we announce that our Annual Report 2013 is also available on the Company’s website www.asm.com. The net result on the sale of the ASMPT shares as reported in our fourth quarter 2013 press release on February 26, 2014, has been adjusted for an amount of € 26.6 million in our Annual Report 2013. This adjustment relates to the reassessment of the accounting treatment of accumulated currency translation adjustments that were historically deferred into equity. This increased the gain recorded on the sale of shares of ASMPT with an offset in the accumulated currency translation adjustments included in equity. The total amount of equity was not affected.

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:
Ian Bickerton
T: +31 625 018 512

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